Exhibit 99.1

Patria Investments Announces Acquisition of RBR Gestão, adding US$ 1.5 bn in Listed Real Estate Investment Trusts (“REITs”) in Brazil

Acquisition solidifies Patria’s position as the leading manager of listed REITs in Brazil while further enhancing Patria’s scale in strategically critical credit and multi-asset strategies. Pro-forma for the transaction, permanent capital vehicles will account for approximately 22% of total Fee Earning Assets under Management (“FEAUM”)

GRAND CAYMAN, Cayman Islands, Dec. 11, 2025 – Patria Investments Limited (“Patria”) (NASDAQ: PAX), a global alternative asset manager, announced today the agreement to acquire RBR Gestão de Recursos Ltda. (“RBR Gestão”), which, after internal corporate reorganization, will hold approximately US$ 1.5 bn of listed Real Estate Investment Trusts (“REITs”). RBR Gestão is the current manager of 12 funds, of which 11 are listed REITs focused predominately on Credit and Multi-Asset strategies. Other assets that are not within the perimeter of the transaction will be carved out under the aforementioned internal corporate reorganization and will remain under the management of other RBR Group companies and their respective teams. Although not subject to shareholders nor antitrust approvals, the transaction remains subject to the satisfaction of conditions precedent customary for this type of transaction. Post acquisition, Patria will be the leading manager of listed REITs in Brazil with scale across a variety of strategies, including Office, Logistics, Credit, Multi-Asset and Urban Retail.

Upon closing of the transaction, the addition of approximately US$ 1.3 bn of Fee Earning Assets under Management (“FEAUM”) will increase Patria’s total Real Estate FEAUM to US$ 8.5 bn pro-forma as of 3Q25, representing a Compound Annual Growth Rate (“CAGR”) of over 65% since Patria’s IPO in early 2021. Patria’s high-margin Real Estate strategies, of which 90% is in permanent capital vehicles, will account for over 20% of Patria’s total FEAUM.

Rodrigo Abbud, Patria’s Head of Real Estate in Brazil said: “It’s remarkable to see the evolution of Patria’s Real Estate platform. With the acquisition of RBR Gestão and the management of these 12 funds, Patria becomes the leading REIT manager in Brazil, positioning us for continued growth in a market where, in addition to investment performance, scale is key.”

While transaction terms are not being disclosed, the transaction is expected to close in Q1 2026 and be accretive to both FRE and DE in the first year. Additional information will be posted to the Shareholders section of Patria’s website at https://ir.patria.com/.

-ENDS-

About Patria Investments

Patria is a global middle market alternative asset manager, specializing in key resilient and growth sectors. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 37 years of experience and over US$ 51 bn in assets under management, we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "can," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Media contact:

Burson / +44 20 7113 3468 / patria@hillandknowlton.com

Patria Shareholder Relations:

E. PatriaShareholderRelations@patria.com

T. +1 917 769 1611